Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 31, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
23/03/2021	MTA	4,000	173.3415	693,366.00
24/03/2021	MTA	5,000	170.4422	852,211.00
25/03/2021	MTA	6,000	169.7527	1,018,516.20
26/03/2021	MTA	7,000	172.8315	1,209,820.50
29/03/2021	MTA	5,000	172.5441	862,720.50
30/03/2021	MTA	6,000	173.8313	1,042,987.80
Total	—	33,000	172.1098	5,679,622.00

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till March 30, 2021, the total invested consideration has been:
• Euro 11,775,813.60 for No. 70,000 common shares purchased on the MTA.

As of March 30, 2021, the Company held in treasury No. 8,982,511 common shares equal to 3.49% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plans.

Since January 1, 2019 until March 30, 2021, the Company has purchased a total of 3,797,185 own common shares on MTA and NYSE for a total consideration of Euro 515,198,046.76.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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